Exhibit (d)(6)
EXPENSE LIMITATION UNDERTAKING
STEIN ROE INVESTMENT COUNSEL, INC.
50 Rockefeller Plaza, 15th Floor
New York, New York 10020
October 29, 2008
ATLANTIC WHITEHALL FUNDS TRUST
50 Rockefeller Plaza, 15th Floor
New York, New York 10020
Ladies and Gentlemen:
     Stein Roe Investment Counsel, Inc. (the “Adviser”) herewith undertakes to waive its management fee and/or reimburse fund expenses for the period April 1, 2009 through March 31, 2010 to the extent necessary to maintain the net expenses of each series (the “Series”) of Atlantic Whitehall Funds Trust (the “Trust”) at the following levels (exclusive of taxes, interest expenses, brokerage commissions, acquired fund fees and expenses and extraordinary expenses) (the “Limitation”):

	Total Expense Limit
	(as a percent of daily net assets)
Name of Series	Distributor Class	Institutional Class
Atlantic Whitehall Growth Fund	1.40%	1.15%

Atlantic Whitehall Multi-Cap Global Value Fund	N/A	1.30%

Atlantic Whitehall Mid-Cap Growth Fund	N/A	1.30%

Atlantic Whitehall International Fund	N/A	1.50%

Atlantic Whitehall Equity Income Fund	N/A	1.15%
     To determine the amount of each Series’ expenses (including the management fee) in excess of the Limitation, the amount of allowable fiscal year-to-date expenses shall be computed daily based on the annual expense limitations above by prorating the Limitation based on the number of days within the fiscal year (366 days) (the “Prorated Limitation”). The Prorated Limitation shall be multiplied by the prior day’s net assets of each Series in order to produce the allowable expenses to be recorded and accrued for the Series for that day (the “Allowable Expenses”). If the expenses incurred which will be estimated and accrued for the current day exceed the Allowable Expenses, the Adviser shall be responsible for aggregating such excess expenses each month and will (1) reduce its management fee and/or (2) reimburse the Series accordingly on a monthly basis.
     Each waiver and reimbursement described above is subject to recoupment by the Adviser within the following three years after such waiver or reimbursement, to the extent such recoupment by the Adviser for any Series would not cause total operating expenses of that Series to exceed any current expense limitations.
     The Adviser understands and intends that the Series will rely on this Undertaking (1) in preparing and filing an Amendment to the Registration Statement for the Series on Form N-1A with the Securities and Exchange Commission, (2) in accruing each Series’ expenses for purposes of calculating its net asset value per share and (3) for certain other purposes and expressly permits the Series to do so.

Very truly yours, Stein Roe Investment Counsel, Inc.
By:	/s/ Kenneth Kozanda
	Name:	Kenneth Kozanda
	Title:	Treasurer & Chief Financial Officer